FOIA CONFIDENTIAL TREATMENT REQUESTED

3900 Wisconsin Avenue, NW Washington, DC 20016-2892 202 752 7000

February 7, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Federal National Mortgage Association

Form 10-K for Fiscal Year Ended December 31, 2010, filed February 24, 2011

Form 10-Q for Quarterly Period ended September 30, 2011, filed November 8, 2011

File No. 0-50231

Dear Ms. Hayes,

The Federal National Mortgage Association (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 20, 2012, relating to the above-referenced filings.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”), which are indicated by bracketed text, and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Fannie Mae” and each page is marked for the record with the identifying numbers and code “FM-001” through “FM-0019.”

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comments in your letter dated January 20, 2012 regarding the above-referenced filings and have provided the responses below. We have repeated the text of your comments and followed each with our response.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other-Than-Temporary Impairment of Investment Securities, page 79

1.	We note your response to prior comment 11 from our letter dated September 30, 2011 and that your third-party discounted cash-flow model uses the S&P/Case-Shiller index for the impairment analysis of Alt-A and subprime private-label mortgage-related securities. You disclose on page 79 that the third-party model produced a more favorable cash flow estimate than your internal cash flow model and increased the amount that you will recognize prospectively as interest income over the remaining life of the securities by $2.5 billion. Please tell us how much of this future interest income was due to the use of the S&P/Case-Shiller index instead of your internal price index. If the change in price index was significant to the results of the cash flow estimates, please explain how you determined, in response to prior comment 4, that the use of an alternate index would not be material to other estimates like the allowance for loan losses or provision for loan losses. Last, revise future filings to disclose the significant differences in inputs and assumptions used in the third-party model compared to your internal model for the cash flow estimates.

As mentioned in our response to the Staff’s comment letter dated September 30, 2011, we changed the model we use to project cash flows for our subprime private-label securities and the majority of our Alt-A private-label securities from an internally-developed model to a third-party model as of December 31, 2010. This change produced a more favorable cash flow estimate and resulted in an increase in the amount that we may potentially accrete as interest income over the remaining life of the securities. We subsequently retired our internally-developed model.

We did not perform an attribution analysis of the estimated increase in prospective interest income when we switched to the third-party model and, therefore, we are unable to quantify how much of the estimated increase in prospective interest income as of December 31, 2010 was due to the third-party model’s use of the S&P/Case-Shiller index rather than our internal home price index. However, in the course of performing our review in connection with our adoption of the third-party model, we concluded that the third-party model’s use of the S&P/Case-Shiller home price index, by itself, was not a significant driver of the change in cash flow estimate for the reasons described below.

We believe the primary driver of the change in cash flow estimate was the difference in each model’s assumptions about when defaulted loans will be liquidated. Most of the securities responsible for the change in cash flow estimate were securities from the 2006 and 2007 vintages, which had a large proportion of seriously delinquent loans in their collateral as of December 31, 2010. In both models, those loans have a very high probability of default regardless of the assumption on home prices used. In addition, in both models, loss severity on defaulted loans is sensitive to the level of home prices projected at the time the loans liquidate. The key difference we observed between the models was the expected time it would take for seriously delinquent loans to be liquidated. The third-party model assumes that most of

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

these loans will take longer to go through the foreclosure process and will be liquidated at a later point after the bottom of the housing cycle, when home prices are higher, resulting in higher recoveries. As a result, the severity of most delinquent loan liquidations and the resulting projected credit losses are lower in the third-party model.

Another significant driver of the change in cash flow estimates was the difference in each model’s assumptions about the likelihood that a performing loan will default. Both models take into account economic drivers, such as interest rates, home prices and unemployment, in determining the likelihood that a performing loan will default. However, the default sensitivity to those economic drivers is different under each model, reflecting differences in modeling judgment. For performing loans, the third party model predicted defaults are less sensitive to home prices (historical and projected) than our internally-developed model predicted defaults. That is because many of the performing loans have been in a negative or near negative equity position for a significant period without defaulting, and the third party model assumes those loans have a lower default probability than the internal model assumption.

In sum, based on our review, we have concluded that the two factors described above were the primary drivers of the change in cash flow estimate in connection with our adoption of the new model, and therefore that the third-party model’s use of the S&P/Case-Shiller index, rather than our internal home price index, was not a significant driver of the change. As a result, we continue to believe that the use of an alternative index would not be material to our other estimates, such as our allowance for loan losses.

In addition, we supplementally advise the Staff that, if we were to perform an attribution analysis, we believe it would not be appropriate to simply replace the S&P/Case-Shiller home price index with our internal home price index in the third-party model. This is because the collateral performance predictions of the third-party model are calibrated to capture the observed historical correlation between the S&P/Case-Shiller home price index and the performance of non-agency loans. Accordingly, if we were to change the home price index used by the third-party model to our internal home price index projection, a new calibration of the model would be required to ensure the appropriate correlation of loan performance and home prices. The appropriate way to use our internal home price index projection in the third-party model would require us to take into account the different methodology used to construct both indices and then translate the values of our internal index into S&P/Case-Schiller index values. Given our belief that the impact of the change in home price index was not a significant driver of the change in cash flow estimate, we believe the costs of performing an attribution analysis would substantially outweigh any benefit.

As mentioned above, we retired our internally-developed model and, therefore, we are unable to disclose the significant differences in inputs and assumptions between our internally-developed model and the third-party model in our future filings.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Seller/Servicers, page 172

2.	We note your response to prior comment 22 from our letter dated September 30, 2011. We also note that you state the estimated purchase price is up to a set amount based on the transfer of MSRs associated with an outstanding unpaid principal balance of up to $74 billion. Please address the following:

•	Tell us the final purchase price of the MSRs acquired from Bank of America and how the price was structured so that it was “up to” a certain amount.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

The final purchase price for the Bank of America (“BAC”) transaction was [***], which relates to mortgage servicing rights (“MSRs”) on loans with an outstanding unpaid principal balance (“UPB”) of $61 billion. The original estimated purchase price of [***] was based on a preliminary population of loans as of May 31, 2011. As of each transfer date in the Servicing Rights Purchase and Sale Agreement (the “MSR Agreement”), the final MSR population was adjusted from the original estimate to exclude those MSRs related to loans that had subsequently paid off, liquidated, or that no longer met the criteria for inclusion in the transaction, thus causing the final population of loans to be lower than the original estimate. The MSR Agreement includes certain ‘exclusion criteria’ for MSRs that are not eligible for inclusion in the purchase transaction due to the characteristics of the underlying loan, including, but not limited to, the following: loans with pending litigation matters; loans with a refinance or modification in process; loans in foreclosure; and loans that are delinquent by more that 12 months. As a result of these adjustments to the loan population, the final purchase price was adjusted accordingly.

•

Address in further detail how you determined the purchase price was representative of the fair market value for these servicing rights. As part of your response, tell us whether you obtained an independent valuation of the MSRs.

As stated in our original response, we believe the purchase price represents the fair value for the acquired servicing rights as the MSR Agreement was executed as an arm’s length transaction with BAC. In order to provide a basis for our bidding strategy and the final purchase price, we engaged a third party valuation firm, the Mortgage Industry Advisory Corporation (“MIAC”) to help us determine a range of MSR valuations for the target population. MIAC is a vendor that provides both an industry standard valuation tool/model as well as subject matter expertise and is one of a small number of companies in the country that specializes in mortgage servicing valuation.

The servicing rights purchased from BAC were valued by MIAC using market-standard discounted cash flow techniques. Such techniques generally stratify the target portfolio based on the characteristics of the underlying loans, including product type, mark to market loan-to-value ratio, and delinquency status. For example, an adjustable rate loan will have different assumptions than a 30-year fixed rate loan and a delinquent loan will have different assumptions than a loan that is current. The MIAC valuation tool uses the stratified data along with certain economic assumptions and prepayment/default projections to generate estimated future cash flows for the remaining life of the loans comprising the target portfolio. These cash flows are then discounted back to derive the estimated net present value of the MSRs for the portfolio.

Throughout this process, we employed a range of different valuation scenarios to form our bidding strategy, which include varying purchase price assumptions within the estimated bid/ask spread. The output from this analysis helped us develop a range of prices to bid for the target MSR portfolio and facilitated the negotiation process. We ultimately structured the terms of the MSR Agreement based on an arm’s length negotiation process with BAC supported by a range of pricing analytics to arrive at a transaction price that represented the fair value of the acquired servicing rights.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

•	Tell us whether you have any right to compensation from any other party if any performance thresholds are not met.

[***]

•	Tell us the outstanding unpaid principal balance of the final population of loans covered by the MSRs ultimately acquired from Bank of America.

The UPB of the final population of loans covered by the MSRs acquired from BAC was $61 billion.

•

In accounting for this transaction, tell us if you considered whether the transaction should have been accounted for as a contract termination (i.e. expense of the fee paid), and if so, why you ultimately rejected that approach.

Though we considered whether this transaction should be accounted for as a contract termination, we rejected that approach because we did not acquire the MSRs by invoking any of the termination rights granted to us in our master servicing contract with BAC, which allows for both termination “with cause” and termination “without cause.” To expeditiously mitigate credit losses, we chose to pursue an MSR purchase with BAC rather than a servicing contract termination. Furthermore, these servicing rights represent an asset that has value. As a result, both the substance and form of the transaction were executed as an MSR purchase and sale agreement between two willing parties negotiated in an arm’s length transaction and was accounted for as such in accordance with ASC 860-50-40 described above.

•

Tell us the fee you expect to pay the specialty servicer to subservice these loans and whether you feel it represents a market rate. Compare it to the fee earned by Bank of America as servicer prior to your purchase of the MSRs.

As a result of this MSR purchase transaction, we acquired the net service fee revenue stream that BAC earned as its compensation for servicing. This revenue stream was, on a weighted average basis, a servicing strip of [***] basis points on the underlying loans. Subsequent to the purchase and transfer of the servicing, we incur a separate cost to have the loans serviced by two specialty servicers on our behalf. Such compensation is negotiated with our sub-servicers at a market rate as a monthly ‘fee per loan serviced’ based on the delinquency of the underlying loan, not as a direct pass-through of the servicing strip on the underlying loan. For example, the fee is lower to service a loan that is current versus a loan that is six months past due. The weighted average fee paid to sub-service the BAC loans on our behalf was an average [***] as of the applicable sale dates, which equates to approximately [***] on an annualized basis.

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

Overall, we expect to derive positive net servicing cash flows from this transaction. However, we are exposed to collection risk from the borrower as we are contractually obligated to pay the subservicing costs regardless of whether we collect the contractually due interest from the borrower, which includes the servicing income. Our exposure to this risk is one of the key indicators that the risks and rewards of ownership have passed from BAC to Fannie Mae, thus supporting our conclusion that this transaction should be accounted for as an MSR purchase and sale in accordance with ASC 860-50-40 as described above.

•

In addition, you state you are in active discussions with certain other servicers to acquire MSRs for loans that are in the early stages of delinquency. Tell us the total MSRs acquired from your servicers in 2009, 2010 and 2011. As part of your response, please state whether you have engaged the same third-party specialty servicers to service these loans as those hired in the Bank of America transaction. Also, disclose any concentrations you have with specialty servicers in a subservice role similar to your disclosures for mortgage seller/servicers.

Below is a summary of the MSRs we have acquired by year, which includes the transaction with BAC. We currently utilize five specialty servicers to service loans on our behalf. We engaged two of these five servicers to service the loans involved in the BAC transaction. The aggregate loan UPB serviced by these five specialty servicers as a result of MSR acquisitions represented approximately [***] of our single-family guaranty book of business as of December 31, 2011. As such, we concluded there is no concentration of servicing that requires disclosure with regard to any of these specialty servicers.

[***]

Form 10-K for the fiscal year ended December 31, 2010

Item 15. Exhibits, Financial Statement Schedules

3.	We note your response to prior comment 28 from our letter dated September 30, 2011 and your statement that the agreement is the type of agreement that ordinarily accompanies the kind of business you conduct. Given the nature of the agreement, substantially resolving the existing pipeline of repurchase and make whole claims related to loans you purchased from Countrywide, please provide us with an enhanced evaluation supporting your position that this is an ordinary course agreement. Your evaluation should indicate the number of agreements you have entered into in recent years with mortgage sellers/servicers to resolve outstanding purchase requests and compare the size of those agreements with this one.

As we noted in our prior response, we did not file the referenced agreement with Bank of America, N.A. and its affiliates as an exhibit to our annual report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) because it is the type of agreement that ordinarily accompanies the kind of business we

***	Confidential treatment requested by the Federal National Mortgage Association. Omitted information provided separately to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

conduct and meets none of the exceptions set forth in Item 601(b)(10)(ii)(A) - (D) of Regulation S-K, and therefore is not a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K. We describe below our evaluation supporting our position that the referenced agreement with Bank of America is an ordinary course agreement.

Our mortgage seller/servicers provide representations and warranties to us at the time they deliver loans that the loans meet our underwriting guidelines. If it is determined that these loan representations and warranties have been violated, or for other specified reasons, our mortgage seller/servicers are obligated to repurchase the loans or the related foreclosed properties from us, or reimburse us for our losses. We refer to these collectively as “repurchase requests.” As a result, reviewing loans to determine whether they met our guidelines is part of our quality assurance function. Making repurchase requests to our mortgage seller/servicers in cases where they do not meet our guidelines is an ordinary and routine function relating to our business.

We make repurchase requests to our mortgage seller/servicers regarding loans that they have delivered to us on a daily basis. We have a process to review rebuttals of these repurchase requests issued by our seller/servicers and we routinely negotiate with our mortgage seller/servicers to resolve outstanding repurchase requests on individual loans or groups of loans delivered by that lender. The aggregate repurchase requests that we made and the aggregate repurchase requests that were resolved in each of 2011, 2010 and 2009 were as follows2:

•

2011: We made repurchase requests on loans with an aggregate unpaid principal balance of approximately $23.3 billion and resolved outstanding repurchase requests on loans with an aggregate unpaid principal balance of approximately $11.5 billion.

•

2010: We made repurchase requests on loans with an aggregate unpaid principal balance of approximately $13.6 billion and resolved outstanding repurchase requests on loans with an aggregate unpaid principal balance of approximately $8.8 billion.

•

2009: We made repurchase requests on loans with an aggregate unpaid principal balance of approximately $8.7 billion and resolved outstanding repurchase requests on loans with an aggregate unpaid principal balance of approximately $4.6 billion

From time to time, we enter into bulk resolutions of outstanding repurchase requests. The referenced agreement with Bank of America is one of the largest bulk resolutions of outstanding repurchase requests we accomplished in recent years. The agreement with Bank of America substantially resolved outstanding repurchase requests on approximately 12,000 loans and addressed an additional approximately 5,800 loans for a resolution amount of $1.52 billion. These nearly 18,000 loans had an aggregate unpaid principal balance of approximately $3.9 billion, and most of these loans were originally delivered to us by Countrywide Home Loans, Inc. or its affiliates, which Bank of America acquired in 2008. Other large resolution agreements we have entered into recently are:

•

An agreement with certain affiliates of Ally Financial, Inc. in December 2010 resolving existing and projected future repurchase requests on a portfolio of approximately 2.9 million loans (approximately 621,000 of which were active loans with an aggregate unpaid principal balance of approximately $80 billion), as well as claims related to certain private-label mortgage-related securities, for total consideration of $461.5 million.

[2]

The aggregate repurchase requests resolved during these years does not correspond to the repurchase requests made in those years, as there is often a period of time required to resolve outstanding repurchase requests.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

•

An agreement with the Federal Deposit Insurance Corporation (FDIC) as receiver for AmTrust Bank in September 2010 that covered all of our expected losses for selling defects relating to 55,750 loans with an aggregate unpaid principal balance of approximately $12 billion, for consideration of approximately $94.5 million.

•

An agreement with the FDIC as conservator for IndyMac Federal Bank FSB in March 2009, pursuant to which we agreed not to enforce selling representations and warranties or recourse obligations with respect to approximately 218,000 loans with an aggregate unpaid principal balance of approximately $45 billion in connection with the FDIC’s transfer of servicing of these loans to OneWest Bank FSB, for consideration of approximately $257 million.

These agreements are the four largest bulk resolution agreements that we have entered into in the last three years. We also entered into prior agreements with Countrywide Home Loans, Inc. in 2006 and 2008 resolving outstanding repurchase requests on approximately 1,200 and 3,900 loans, respectively. In addition to these larger agreements, we have resolved a number of smaller populations of outstanding repurchase requests in recent years. These resolutions typically resolve outstanding repurchase requests on groups of less than 50 loans. We estimate that we entered into approximately ten of such resolutions in the last three years. We expect to continue to enter into bulk resolutions of outstanding repurchase requests in the future.

In sum, although the referenced agreement with Bank of America resolved certain repurchase requests in bulk rather than individually, we view the agreement as “the type of agreement that ordinarily accompanies the kind of business we conduct.” As noted above, making repurchase requests to our mortgage seller/servicers is a routine part of our business, as evidenced by the substantial repurchase activity undertaken in 2009-2011, and it is to be expected that we would enter into agreements resolving outstanding repurchase requests in bulk from time to time in the ordinary course of our business as we have done over the last several years. Further, we advise the Staff that we filed a Current Report on Form 8-K pursuant to Item 8.01 describing the agreement, and also included disclosure regarding the transaction in our 2010 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase, page F-18

4.	We note your response to prior comment 30 from our letter dated September 30, 2011. Please address the following:

For purposes of background, in the normal course of business, we buy and sell mortgage-backed securities (MBS) in the To Be Announced (TBA) market3 to provide liquidity to the mortgage market and as an

[3]

Pass-through securities issued by Freddie Mac, Fannie Mae and Ginnie Mae trade in the TBA market. The term TBA is derived from the fact that the actual mortgage-backed security that will be delivered to fulfill a TBA trade is not designated at the time the trade is made. The securities are “to be announced” 48 hours prior to the established trade settlement date.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

investing activity. We account for TBA trades, which represent a forward purchase or sale commitment, initially as derivatives in our financial statements, since we record our forward commitments to buy and sell the mortgage-related securities for both the purchase and sell trades in our financial statements at the trade date. A dollar roll is the combination of two opposite TBA trades that have been priced in the dollar roll market. For example, a dollar roll could be the combination of a sell trade and a purchase trade. Under this scenario, we would commit to sell an MBS at a date in the future (generally one month) and agree to purchase a TBA in the future (generally one month from settlement of the sell trade). Depending on the terms of the dollar roll, we will account for the transaction as a sell and subsequent purchase or as a financing, as required under ASC 860. Following the adoption of FASB 167, we consolidate substantially all of the MBS we create. As such, upon creation of the MBS subject to the TBA trade, we would record the assets and liabilities of the trust. Therefore, we will reflect the mark-to-market impact of the commitments and the issuance or extinguishment of the related MBS debt upon settlement of such trades in our financial statements.

In recent years, our principal business purpose for such trades, including dollar roll repurchase transactions, was to provide liquidity to the market, consistent with the directives of the Federal Reserve. Subsequently, given increases in market liquidity, we have principally entered into such trades as an investing activity in order to earn yield on the transactions rather than as a financing activity, and hence, the volume of our dollar roll trades in 2011 and 2010 as compared to 2009 has decreased. We do not enter into dollar roll transactions for the purpose of obtaining funding from our counterparties on a secured basis. 4

We are a member of the Fixed Income Clearing Corporation (FICC), a subsidiary of the Depository Trust and Clearing Corporation, which provides clearing, settlement and information services for various financial instruments, including equities, corporate and municipal bonds, government and mortgage-backed securities, money market instruments and over-the-counter derivatives. The FICC facilitates the settlement of forward trades, such as the purchase and sell trades comprising a dollar roll, and reduces our exposure to multiple counterparties, as it serves as the clearinghouse for the trades that we submit. While we did not structure our repurchase agreements with the intent that the “substantially the same” criteria as set forth under ASC 860 would not be met, settlement through the FICC netting process causes the purchase and sale trades comprising the dollar roll arrangement to no longer meet the “substantially the same” criteria. Whenever we do not settle positions on a net basis through the FICC and actually deliver the MBS (or take delivery of the MBS) on the front leg of a dollar roll, we look to the principles in ASC 860 to determine whether the dollar roll arrangement meets the criteria to be accounted for as a purchase or sale or to be accounted for as a secured financing.

•

Please describe in greater detail those repurchase agreements and dollar rolls of securities that are not settled prior to the contractual settlement date for the first trade and provide an example of both a transaction accounted for as a sale/purchase and one accounted for as a secured financing.

[4]

We enter into reverse repurchase arrangements (i.e., other than dollar rolls) in which we lend excess cash to third parties on a short-term basis. These arrangements are generally structured such that the borrower counterparty deposits specified collateral, with a third-party custodian, during the term of the lending arrangement and settles the trades in accordance with the original contractual terms. Such arrangements are reflected as secured lending transactions within “Cash and cash equivalents” or “Federal funds and securities purchased under agreements to resell” in our consolidated balance sheets, depending on the length of the lending arrangement.

Confidential Treatment Requested by Fannie Mae

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

Dollar roll agreements receiving secured financing treatment

Our dollar roll repurchase transactions are forward contracts to transfer MBS securities in the TBA market with a concurrent agreement to repurchase substantially the same MBS securities (using the criteria set forth in ASC 860-10-40-24) at a subsequent date. When we settle these arrangements as agreed under the original sale and purchase trades, we maintain effective control over the transferred assets, and thus we account for this activity as a secured borrowing.

The following diagram illustrates a dollar roll arrangement:

At the trade date of the dollar roll, we record the forward commitments for each of the trades that we mark-to-market in accordance with our accounting policy on derivative instruments. If the trades meet the “substantially the same” criteria at the front leg settlement date such that secured financing treatment is deemed appropriate, these commitments will be closed.

Dollar roll agreements receiving sale or purchase treatment

The only fact pattern in which a dollar roll arrangement is accounted for as a sale trade and a purchase trade is when the commitment for the front leg of the trade is partially settled prior to the settlement date for the front leg trade, thereby altering the original terms of the arrangement. The partial settlement can be initiated by either us or our counterparty.

The following diagram illustrates this fact pattern in which we agree to a partial net settlement prior to the front leg settlement date:

In this example, assume that we have an existing TBA purchase trade for $100 million with Counterparty A. Subsequently, a dollar roll transaction is entered for $200 million with that same counterparty, and the front leg of the trade will settle on the same date as the TBA trade. At the trade date of the dollar roll, we record commitments for the front and back leg trades, which we mark-to-market through the settlement date of each respective leg of the buy and sell trades. If we enter into an arrangement to settle the commitment for the $100 million TBA purchase trade and $100 million of the dollar roll’s front leg sell

Confidential Treatment Requested by Fannie Mae

FM-0010

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

trade prior to the settlement date, we will settle the existing TBA purchase via net cash proceeds such that only the remaining $100 million under the front leg trade will be delivered to Counterparty A at the front leg settlement date.

Because the unpaid principal amount that will be delivered under the front leg sell trade ($100 million) at the front leg settlement date differs from the unpaid principal amount that is to be delivered under the back leg buy trade ($200 million) on its settlement date, the transferred assets do not meet the criterion that the two trades must have the same principal amount in ASC 860-10-40-24 in order to be “substantially the same.” Thus, we do not treat this dollar roll as a financing arrangement, but maintain and mark-to-market the commitments for the dollar roll in accordance with our policy on commitments, and treat the transfers of securities as a sale or purchase, as appropriate.

•	For those commitments that are not settled prior to the contractual settlement date, discuss the relative percentage of those transactions accounted for as sales versus a secured financing.

In 2011 and 2010, 98% and 99%, respectively, of our total dollar roll activity of approximately $166 billion and $163 billion unpaid principal balance was comprised of dollar roll arrangements that either involved collateral issued by consolidated trusts or were settled via the FICC netting process. Of this total activity, there were no arrangements during 2011 and $200 million during 2010 that were accounted for as secured financings.

•

For those commitments that are not settled prior to the contractual settlement date, discuss when the assessment of whether the two trades meet the “substantially the same” criteria is performed. Discuss whether you have a practice of also evaluating this factor after the trade is settled.

For those commitments that are not settled prior to the contractual settlement date, we perform the “substantially the same” test at the trade level for unpaid principal balance as of the settlement date for the front leg of the dollar roll. We do not re-evaluate this conclusion subsequent to the front leg settlement date.

The appropriateness of our position is supported by the accounting guidance in ASC 860-10-55-59. This guidance indicates the transferee must be committed to return substantially-the-same securities to the transferor in order to preclude sale accounting (which, for a dollar roll, would result in accounting treatment as a secured financing), because the transferor will have maintained effective control over the transferred assets, and the transferor is only required to obtain a commitment from the transferee to return substantially-the-same securities. Thus, to the extent that we have received such a commitment from the counterparty via a dollar roll trade agreement as of the settlement date of the front leg, it is reasonable for us to assert an expectation that we will receive the securities under the terms of the dollar roll agreement.

•	Discuss the business reasons for settling the commitments prior to the trade’s contractual settlement date.

Confidential Treatment Requested by Fannie Mae

FM-0011

U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

The majority of commitments that are settled prior to the trade’s contractual settlement date are submitted for Settlement Balance Order Destined (SBO) netting to the FICC. We use this service to improve operational efficiency by reducing the number of transactions requiring settlement and to reduce our exposure to counterparty credit risk. As an alternative, we may achieve the same objectives by net settling transactions directly with our counterparties through the use of pair-offs, where we settle dollar roll trades on a net basis directly with the counterparty through an agreement to settle (in whole or in part) by delivering or receiving net cash rather than the securities per the original trade. Settling directly with our counterparties provides the same operational efficiency as settling with the FICC.

•	Discuss in further detail how a full or partial settlement agreement may alter either the primary obligor or the unpaid principal balance of either leg of the trade.

Dollar rolls will fail to meet all of the substantially the same criteria when (a) we settle a trade on a net basis directly with the counterparty or (b) a trade is settled on a net basis via the FICC netting process. Further analysis of each of these scenarios follows:

A trade is settled on a net basis directly with the counterparty

Dollar roll trades may be settled on a net basis directly with the counterparty through an agreement to settle (in whole or in part) by delivering or receiving net cash rather than the securities per the original trades, resulting in the unpaid principal balance of the trade being altered. Specifically, if we and our counterparty agree to settle the front leg of the dollar roll or repurchase agreement prior to its contractual settlement date in its entirety for net cash, we will not transfer a security that is subject to a repurchase agreement as of the front leg settlement date. We may also have a similar fact pattern in which we and our counterparty agree to partially settle the front leg of a dollar roll or repurchase agreement prior to its contractual settlement for net cash, and then we will deliver only a portion of the securities as was agreed under the original trade.

A trade is settled on a net basis through via the FICC netting process

When we and other counterparties submit trades under the FICC netting process, the FICC nets all of the trades of a given CUSIP within and across the participating counterparties, resulting in the fewest possible number of settlement obligations. The FICC processes trades three days prior to the scheduled settlement date (i.e., the “72-hour day”). As of the 72-hour day, the FICC replaces our trade(s) and any counterparties’ trade(s) with one or more new trades (i.e., the “replacement trade(s)”), each typically having a new trade date (i.e., the 72-hour day), potentially a new counterparty and/or potentially a different UPB as determined by the FICC. We use the FICC netting process to settle a significant portion of our MBS securities trade activity, including the transfers under dollar roll arrangements. Trades that are submitted and confirmed by the FICC for SBO netting are probable of being settled through the FICC netting process.

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

The following example illustrates the result of the netting process:

Trade	Trade date	buy/ sell?	Customer	Coupon	Price	Deliver Date	ParAmt	(Disbursement) Proceeds
1	1/15/20x1	buy	Counterparty A	6.0000	101.125000	02/12/2008	$(10,000,000)	$(10,112,500)
2	1/20/20x1	buy	Counterparty A	6.0000	101.062500	02/12/2008	(10,000,000)	(10,106,250)
3	1/21/20x1	buy	Counterparty B	6.0000	102.156250	02/12/2008	(5,000,000)	(5,107,813)
4	1/28/20x1	buy	Counterparty B	6.0000	102.093750	02/12/2008	(10,000,000)	(10,209,375)
5	1/2/20x1	sell	Counterparty C	6.0000	101.156250	02/12/2008	10,000,000	10,115,625
6	1/7/20x1	sell	Counterparty D	6.0000	101.093750	02/12/2008	10,000,000	10,109,375

Net Disbursement resulting from Buys / Sells							$(15,000,000)	$(15,310,938)

Netting Results and Net Cash Disbursement
Replacement Trade		buy	Counterparty A		100.78125	02/12/2008	$(15,000,000)	$(15,117,188)
Cash Settlement (Due To FICC)		cash	FICC					(193,750)

Net Cash Disbursement after Netting								$(15,310,938)

If a counterparty to the replacement trade failed to perform under the terms of the replacement trade, the FICC would seek a remedy against such party, while the counterparty to the original (i.e., pre-replacement) trade would not be in default since the original trade was replaced. Thus, upon completion of the netting process, we become obligated as of the 72-hour day under the replacement trade to deliver or receive the net amount of securities and/or cash to or from FICC in respect of the counterparty to the replacement trade and will no longer deliver or receive securities under the terms of the original trade(s).

Form 10-Q for Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Housing and Mortgage Market and Economic Conditions, page 16

5.	We note your response to prior comment 4 from our letter dated September 30, 2011. You state that even though foreclosed sales are excluded from your internal home price index, you do still consider the impact of foreclosures in your valuation of collateral-dependent impaired loans and REO, and in determining your collective reserve. Please revise future filings to include this information in your filing where you discuss your internal home price index.

We will revise our disclosure in the “Allowance for Loan Losses and Reserve for Guaranty Losses” section of the Summary of Significant Accounting Policies in our annual report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) to provide substantially the following disclosure in response to the Staff’s comment (additions to the company’s disclosures presented in this letter are shown in bold and underline):

Single-Family Loans

We recognize credit losses related to groups of similar single-family HFI loans that are not individually impaired when (1) available information as of each balance sheet date indicates that it is probable a loss has occurred and (2) the amount of the loss can be reasonably estimated. We aggregate such loans, based on similar risk characteristics, for purposes of estimating incurred credit losses and establish a collective single-family loss reserve using an econometric model that derives an overall loss reserve estimate. The estimate takes into account multiple factors which include but are not limited to origination year, loan product type, mark-to-market loan-to-value (“LTV”) ratio; and delinquency status. Once loans are aggregated, there typically is not a single, distinct event that would result in an individual loan or pool of loans being impaired.

Confidential Treatment Requested by Fannie Mae

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

Accordingly, to determine an estimate of incurred credit losses, we base our allowance and reserve methodology on historical events and trends, such as loss severity (in event of default), default rates, and recoveries from mortgage insurance contracts and other credit enhancements that provide loan level loss coverage and are either contractually attached to a loan or that were entered into contemporaneously with and in contemplation of a guaranty or loan purchase transaction. In determining our collective reserve, we use recent actual severity experienced in our REO and loss mitigation operations, including the sales of our own foreclosed properties, to estimate the loss given default. Our allowance calculation also incorporates a loss confirmation period (the anticipated time lag between a credit loss event and the confirmation of the credit loss resulting from that event) to ensure our allowance estimate captures credit losses that have been incurred as of the balance sheet date but have not been confirmed. In addition, management performs a review of the observable data used in its estimate to ensure it is representative of prevailing economic conditions and other events existing as of the balance sheet date.

Individually Impaired Single-Family Loans

Our measurement of impairment on an individually impaired loan follows the method that is most consistent with our expectations of recovery of our recorded investment in the loan. When a loan has been restructured, we measure impairment using a cash flow analysis discounted at the loan’s original effective interest rate. If we expect to recover our recorded investment in an individually impaired loan through probable foreclosure of the underlying collateral, we measure impairment based on the fair value of the collateral, reduced by estimated disposal costs on a discounted basis and adjusted for estimated proceeds from mortgage, flood, or hazard insurance or similar sources. For individually impaired loans and loans that we believe are probable of foreclosure, we take into consideration the sales prices of foreclosed properties in determining the value of the underlying real estate collateral.

Form 10-Q for Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Housing and Mortgage Market and Economic Conditions, page 16

6.	We also note your disclosure on page 18 that you enhanced your method for estimating home price changes in the third quarter to exclude a greater portion of foreclosed home sales. Please explain in greater detail the changes you made in the third quarter considering your response to prior comment 4 and disclosures on page 16 of your June 30, 2011 Form 10-Q state that foreclosed property sales were excluded from your internal price index before the third quarter. Tell us the impact this change had on your estimates, like the allowance for loan losses and LTV disclosures, where you use the home price index to calculate impairment.

Changes made in the third quarter for estimating home price changes

During the third quarter of 2011, we made two refinements to the methodology by which we identify and exclude real-estate-owned (REO) dispositions from the property transaction data that is used to calculate the Fannie Mae home price index. Prior to the third quarter of 2011, we relied upon direct REO data from Fannie Mae and Freddie Mac, as well as “foreclosure deeds” (foreclosure filings at courthouses for transfer

Confidential Treatment Requested by Fannie Mae

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

of deeds to lenders) to identify REO dispositions. While the REO data from Fannie Mae and Freddie Mac is of high quality, there were additional coverage issues with the foreclosure deed data, which led to a significant share of REO dispositions in some states remaining unidentified.

The first enhancement we made to our methodology was to utilize a property’s “Accessor Parcel Number” (APN), a numeric identifier recorded on many foreclosure deeds. In several states, foreclosure deeds do not contain street addresses, which is a requirement for Fannie Mae’s record-matching algorithm. However, in cases where a foreclosure deed contains an APN, it is often possible to cross-reference this number with Fannie Mae’s property database and identify street addresses.

The second enhancement we made to our methodology was to deduce the REO status of a property sale from the name of the seller on the deed; if that seller appears frequently as the buyer on documents that record ownership transfers as a result of foreclosure, and if several other criteria are met, then a sale by that seller is deemed to be an REO disposition.

We analyzed the impact of implementing these two enhancements using all currently available transaction data as of August 2010. The revised methodology increased the number of transactions flagged as foreclosures by about 1.8 million REOs, from 5.7 million to 7.5 million.

Impact of change on our estimates

We do not have a comprehensive estimate of the specific impact of this change on the allowance, because the impact to our home price index was minimal and there was no reason to believe the impact in any given period would be material, for the reasons explained in our response to comment #4 of our previous letter. We believe the actual amount of the impact to the allowance is insignificant, and in any given period could be positive or negative. To determine the specific impact of the refinements to our home price index methodology, we would need to re-estimate several model versions using the revised and legacy indices to isolate the index-specific change and any estimate would reflect the specific conditions of the time period analyzed. Despite these constraints, we looked at various approaches to estimate the approximate impact of the refinements on our allowance for loan losses at the time we implemented these changes. We believe the estimated impact at that time would have been a decrease to our allowance for loan losses of less than 0.5%.

Form 10-Q for Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Total Loss Reserve, page 23

7.	We note your disclosure on page 24 that during the third quarter you updated your allowance for loan loss models for individually impaired loans to incorporate more home price data at the regional level rather than at the national level. We also note your response to prior comments 4 and 39 where you reference the use of your internal home price model in your determination of the allowance for loan losses on impaired loans and that this model considers various factors such as location. Please tell us if the model is segregated by regions and whether you still rely on national instead of regional home price data for certain of your impaired loans. If so, tell us the percentage of impaired loans that only use the national level data in the impairment analysis.

Confidential Treatment Requested by Fannie Mae

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

The model we use to forecast home prices for impaired loans is segregated into 40 regions. Whereas our former modeling process began with our national home price forecast and then derived a 40 region forecast from this national forecast, our updated modeling process starts with a regional forecast for each of the 40 regions based on our view of economic conditions in each of these regions and aggregates these regional forecasts into our national home price forecast. Thus, while we have a national view on the home price forecast, we do not use a national home price path to determine the impairment on any of our impaired loans.

Form 10-Q for Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 28: Supplemental Non-GAAP Consolidated Fair Value Balance Sheets, page 58

8.	We note the GAAP carrying value of ‘Of consolidated trusts’ mortgage loans increased by less than 1% from year end. We also note that the fair value adjustment for this line item from December 31, 2010 to September 30, 2011 practically doubled. Please explain the reason for the significant increase in the fair value of your ‘Of consolidated trusts’ mortgage loans and whether the change in your home price index model during the quarter had an impact.

A key input to determine the fair value of our mortgage loans is the current interest rate environment and, as rates decline, the fair value of our loans increases. As of September 30, 2011, the 5 year swap rate was significantly lower compared with December 31, 2010, which was the primary driver of the large increase in the fair value of our mortgage loans of consolidated trusts.

Because in some instances changes within one line in our fair balance sheet are offset in another line, we analyze and describe the change in the fair value of our net assets and not the individual lines themselves. For example, changes in the fair value of our mortgage loans of consolidated trusts are offset by changes in the fair value of our debt of consolidated trusts. The change is not an exact offset since loan fair value is based on the bid price of our MBS while the debt fair value is based on the ask price and debt of consolidated trusts excludes debt related to Fannie Mae MBS we own in our portfolio. We provide details of our $2.3 billion change in the estimated fair value of our net assets, excluding capital transactions, in Table 27 on page 56 of our quarterly report on Form 10-Q for the quarter ended September 30, 2011 (the “2011 Third Quarter 10-Q”), which includes the net impact of the change in mortgage loans of consolidated trusts and debt of consolidated trusts.

The change in our home price model did not have a significant impact on the fair value of our loans of consolidated trusts as this input largely affects the credit-related component of loan fair value and, due to the significant purchases of loans that are four or more months delinquent from our MBS trusts, there is not a material amount of credit-related activity in the fair value of loans of consolidated trusts.

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February 7, 2012

Form 10-Q for Quarterly Period Ended September 30, 2011

Note 3. Mortgage Loans, page 118

Troubled Debt Restructurings, page 123

9.	We note you measure TDRs for impairment individually to determine the related allowance for loan losses. We also note from your table on page 124 that there were $13.2 billion of TDRs during the nine-months ended September 30, 2011 that had payment defaults within one year of the loan modification. Please tell us and revise future filings to provide a detailed discussion on how such defaults are factored into the determination of the allowance for loan losses by portfolio segment. Please refer to ASC 310-10-50-34(b).

Prior to the adoption of the new TDR accounting standards, the majority of our individually impaired loans were already considered TDRs. Our disclosures regarding our allowance for individually impaired loans on pages F-23 and F-24 of our 2010 Form 10-K detailed how we calculate impairment for these loans. These details (provided below) include how we use delinquency to predict default and therefore determine our impairment. Upon adoption of the new TDR accounting standards and related disclosures, we defined payment default primarily as a period of delinquency. Specifically, on page 124 of our Third Quarter 2011 Form 10-Q we state that payment default is “single-family loans with completed modifications that are two or more months delinquent during the period or multifamily loans with completed modifications that are one or more months delinquent during the period.” Because the adoption of the new standards did not result in a material change to the effect of defaults on our allowance as previously disclosed in our 2010 Form 10-K, we did not believe it was necessary to update our disclosure in our 2011 Third Quarter Form 10-Q.

We will include the following disclosure in the Summary of Significant Accounting Policies in our 2011 Form 10-K, which details how delinquency is used to predict default and is incorporated into the single-family and multifamily allowance for individually impaired loans. This disclosure was included on pages F-23 and F-24 of our 2010 Form 10-K.

Individually Impaired Single-Family Loans

We consider a loan to be impaired when, based on current information, it is probable that we will not receive all amounts due, including interest, in accordance with the contractual terms of the loan agreement. When making our assessment as to whether a loan is impaired, we also take into account more than insignificant delays in payment and shortfalls in amount received. Determination of whether a delay in payment or shortfall in amount is more than insignificant requires management’s judgment as to the facts and circumstances surrounding the loan.

Individually impaired single-family loans currently include those restructured in a TDR and acquired credit-impaired loans. Our measurement of impairment on an individually impaired loan follows the method that is most consistent with our expectations of recovery of our recorded investment in the loan. When a loan has been restructured, we measure impairment using a cash flow analysis discounted at the loan’s original effective interest rate. If we expect to recover our recorded investment in an individually impaired loan through probable foreclosure of the underlying collateral, we measure impairment based on the fair value of the collateral, reduced by estimated disposal costs on a discounted basis and adjusted for estimated proceeds from mortgage, flood, or hazard insurance or similar sources.

Confidential Treatment Requested by Fannie Mae

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

We use internal models to project cash flows used to assess impairment of individually impaired loans, including acquired credit-impaired loans. We generally update the market and loan characteristic inputs we use in these models monthly, using month-end data. Market inputs include information such as interest rates, volatility and spreads, while loan characteristic inputs include information such as mark-to-market LTV ratios and delinquency status. The loan characteristic inputs are key factors that affect the predicted rate of default for loans evaluated for impairment through our internal cash flow models. We evaluate the reasonableness of our models by comparing the results with actual performance and our assessment of current market conditions. In addition, we review our models at least annually for reasonableness and predictive ability in accordance with our corporate model review policy. Accordingly, we believe the projected cash flows generated by our models that we use to assess impairment appropriately reflect the expected future performance of the loans.

Multifamily Loans

We identify multifamily loans for evaluation for impairment through a credit risk classification process and individually assign them a risk rating. Based on this evaluation, we determine for loans that are not in homogeneous pools whether or not a loan is individually impaired. If we deem a multifamily loan to be individually impaired, we generally measure impairment on that loan based on the fair value of the underlying collateral less estimated costs to sell the property on a discounted basis. If we determine that an individual loan that was specifically evaluated for impairment is not individually impaired, we include the loan as part of a pool of loans with similar characteristics that are evaluated collectively for incurred losses.

We stratify multifamily loans into different risk rating categories based on the credit risk inherent in each individual loan. We categorize credit risk based on relevant observable data about a borrower’s ability to pay, including reviews of current borrower financial information, operating statements on the underlying collateral, historical payment experience, collateral values when appropriate, and other related credit documentation. Multifamily loans that are categorized into pools based on their relative credit risk ratings are assigned certain default and severity factors representative of the credit risk inherent in each risk category. We apply these factors against our recorded investment in the loans, including recorded accrued interest associated with such loans, to determine an appropriate allowance. As part of our allowance process for multifamily loans, we also consider other factors based on observable data such as historical charge-off experience, loan size and trends in delinquency. In addition, we consider any loss sharing arrangements with our lenders.

Confidential Treatment Requested by Fannie Mae

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U.S. Securities and Exchange Commission	Confidential Treatment Requested by Fannie Mae
February 7, 2012

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at 202-752-7262.

Sincerely,

/s/ Susan R. McFarland

Susan R. McFarland

Executive Vice President and Chief Financial Officer

cc:	Timothy J. Mayopoulos

Chief Administrative Officer, General Counsel and Corporate Secretary, Fannie Mae

Gregory A. Fink

Senior Vice President and Controller, Fannie Mae

Martin Dunn, O’Melveny & Myers, LLP

G. Scott Lesmes, O’Melveny & Myers, LLP

Confidential Treatment Requested by Fannie Mae

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